2003 Annual Report



Global Markets & Distribution Partners


DFC300

Commercial & Industrial Customers



Clean & Efficient Power

Powering a Cleaner Future **Today**

FuelCell Energy
Inc

Company Profile

FuelCell Energy, Inc. (NasdaqNM:FCEL) is a world leader in the development and manufacture of high temperature hydrogen fuel cells for clean electric power generation. The Company's patented Direct FuelCell® (DFC®) technology combines high efficiency, low emissions, simplicity and economical cost for stationary power generation. Our products, ranging in size from 250 kilowatts (kW) to 2 megawatts (MW), are designed for a wide range of customers, including: hospitals, universities, hotels, utilities, wastewater treatment plants, office buildings, data centers, and manufacturing and industrial facilities. We are also developing next generation high temperature fuel cell products, such as a diesel fueled marine Ship Service Fuel Cell, a combined-cycle DFC/Turbine® power plant and solid oxide fuel cells for applications up to 100 kW.





FuelCell Energy's facility in Danbury, CT can test and condition 50 MW of DFC power plants annually.



FuelCell Energy's manufacturing facility in Torrington, CT has production capacity of 50 MW of DFC fuel cell components annually.


FuelCell Energy
FuelCell Energy

FuelCell Energy's first 2 MW DFC3000 power plant operates on both natural gas and synthesis gas from a coal gasification plant in Wabash, IN

FINANCIAL HIGHLIGHTS

October 31,	**2003**	2002	2001	2000	1999
(Dollars in thousands, except per share data)					
Revenues	**$ 33,790**	$ 41,231	$ 26,179	$20,715	$19,965
Net loss	**(67,414)**	(48,840)	(15,438)	(4,459)	(985)
Basic and diluted loss per share	**(1.71)**	(1.25)	(0.45)	(0.16)	(0.04)
Total assets	**223,363**	289,803	334,020	91,028	19,831
Total shareholders' equity	**205,085**	271,702	319,716	83,251	14,815

uelCell Energy's first 1 MW
)FC1500 power plant operates
ɪn both natural gas and anaero-
ɪic digester gas, a biomass
:newable fuel, from a munici-
ɪal wastewater treatment facility
ı King County, WA.





MARKET—MISSION CRITICAL FACILITIES
Our DFC300A power plant for the U.S. Coast Guard, a customer of our North American distribution partner, PPL, provides heat and power for the barracks at the Air Station Cape Cod in Bourne, MA. This unit is designed to operate independent of the grid to provide electricity for this critical facility.





Jerry D. Leitman
Chairman, President and Chief Executive Officer

To Our Shareholders:

In 2003, we strengthened our leadership position in high temperature stationary fuel cell power plants for the commercial and industrial marketplace. Through January 2004, we have 30 installations of our Direct FuelCell® (DFC®) power plants throughout the world, and generated over 26 million kilowatt hours of electricity at customer sites. We have our DFC power plants operating in a variety of target markets, including: industrial and municipal wastewater treatment plants, universities, hospitals, hotels, data centers, manufacturing and industrial facilities, office buildings and mission-critical facilities. These units are operating on a variety of fuels that are available today, such as anaerobic digester gas, natural gas, propane and coal gases. In 2004, we will be delivering additional DFC300A power plants, and we will also be operating our first one and two-megawatt DFC power plants at customer sites.

Despite a weak economic environment, geopolitical concerns, and continued turmoil in the electricity markets, the drivers for clean, efficient and reliable distributed generation are strong and growing. The blackouts around the world during the summer of 2003, the increasing demand for power to satisfy renewable portfolio



FuelCell Energy
DFC300

Global Markets & Distribution Partners

Market—Industrial/Manufacturing Facilities
MTU CFC Solutions GmbH, our European distribution and development partner, installed a 250 kW power plant at a Michelin manufacturing facility in Karlsruhe, Germany. This unit, which uses our Direct FuelCells, supplies electricity and process steam for tire vulcanization.

Market—Commercial/Office Buildings
Our DFC300A power plant provides electricity for the headquarters building for the Los Angeles Department of Water and Power, the largest municipal utility in the United States with 1.4 million electric customers.

Market—Industrial/Wastewater Treatment Facilities
The City of Fukuoka, Japan, a customer of our Asian distribution partner, Marubeni Corporation, is operating a DFC300A power plant at a municipal wastewater facility. The unit, which operates on anaerobic digester gas from the plant, provides heat and power for the wastewater treatment process.

standards, and strict air emissions requirements throughout the developed world are opening up additional market opportunities.

We believe the market potential for our DFC products is substantial, with significant growth expected over the next ten years. Allied Business Intelligence studies focused on distributed generation and stationary fuel cell power plants report that worldwide-distributed generation capacity for power plants sized 30 megawatts or less is expected to grow from 20,000 megawatts cumulative through 2002 to near 300,000 megawatts cumulative (moderate forecast) by 2011. Stationary fuel cell power plant shipments are expected to grow from 55 megawatts cumulative through 2003 to 18,000 megawatts cumulative (moderate forecast) in 2013.

Because we can generate hydrogen internally from multiple fuels and do not need to wait for a hydrogen infrastructure, our DFC products meet the demands of the growing distributed generation marketplace today. Our accomplishments in 2003 have set the stage for our continued growth and market penetration in 2004 and beyond.



MARKET—INSTITUTIONAL/UNIVERSITIES
Our DFC300A power plant at the Environmental Science Center near Yale University's Peabody Museum provides approximately 25 percent of the building's electricity. The heat from the fuel cell is being used for Yale's artifact storage facility.

Generating orders for target commercial and industrial applications

We booked new orders for 16 sub-megawatt DFC power plants representing four megawatts during 2003.

Marubeni Corporation, our Asian distribution partner, released three megawatts of orders for new customer commitments. Marubeni now has five DFC300A power plants operating in Japan, including an industrial wastewater treatment facility at Kirin Brewery, a municipal wastewater treatment facility for the City of Fukuoka, a natural gas gathering plant at Japan Exploration and Petroleum Company (JAPEX) and two units at Seiko Epson, a manufacturing facility.


mtu
Alliance Power
Caterpillar
Chevron Energy Solutions
PPL

Our sales and marketing strategy is to work with distributors, including original equipment manufacturers (OEM) and energy services companies (ESCO) who have significant expertise in selling equipment and/or comprehensive services to energy users, and direct customers. These distribution channels strengthen our ability to bring our stationary fuel cell power plants to customers and provide valuable input for our cost reduction and product improvement efforts.

Caterpillar, one of our North American distribution partners, ordered three DFC300A power plants. The first unit was installed at its Technical Center near Peoria, Illinois, in October 2003, with two DFC300A power plants scheduled for delivery in 2004 at a wastewater treatment facility for the Sanitation Districts of Los Angeles County and in Westerville, Ohio, to feed power to a municipal electric system.

We also sold a DFC300A power plant to Grand Valley State University in Muskegon, Michigan that will provide electricity, heating and cooling for their newly created research center.

Reducing product cost

The traditional power generation equipment market is mature and very competitive in cost compared to new technologies. Reducing product cost is essential for broad market penetration. In 2003, we initiated an aggressive "cost-out" program that focuses on:

- Value-engineering for design simplification and materials replacement to reduce initial capital costs, as well as installation, operation and maintenance costs;
- Increased performance output and greater stack life; and,
- Global sourcing from multiple vendors.

The multi-year cost-out program has produced significant opportunities that are being evaluated for feasibility and cost reduction potential. We are prioritizing the items with the highest potential cost savings and shortest time frame to implement.

Simultaneous with our internal product development effort, we are working with vendors and suppliers to reduce material costs. By qualifying multiple vendors for raw materials, component parts and balance-of-plant packaging, we are implementing cost savings for both our fuel cell module and support equipment.



Commercial & Industrial Customers

MARKET—COMMERCIAL/DATA CENTERS
Two of our DFC300A power plants are operating at the Bozeman, MT headquarters building of Zoot Enterprises, a customer of one of our North American distribution partners, PPL. Zoot is using the fuel cell power plants, in conjunction with the electric grid and diesel generation, to meet the primary electrical requirements of its building and to support future development at the high-technology campus.

MARKET—COMMERCIAL/TELECOMMUNICATIONS
This MTU 250 kW power plant, which uses our Direct FuelCells, provides heat, AC and DC power for Deutsche Telecom's telecommunications center in Munich, Germany.

MARKET—UTILITY/GRID SUPPORT
RWE AG, Germany's largest utility, is operating an MTU 250 kW power plant, which uses our Direct FuelCells, at an energy park in Essen, Germany. In July 2003, RWE teamed with MTU to market high temperature stationary fuel cell power plants in Europe.

Working with our distribution partners and customers, we are also gaining valuable operating data from our DFC power plants at customer sites that will further enable cost reduction and performance improvements.

We also made significant inroads toward reducing time to market. This process includes obtaining certifications for our products for safety, interconnection, performance and installation in the United States. In addition, our DFC products have received key ministry approvals for siting in Japan, and meet or exceed emissions requirements in Germany. These certifications and approvals not only reduce the time, cost and complexity of installation for our power plants but also provide qualification for incentive funding programs throughout the world.

Previously, we stated that we could reach operating break-even at 150 to 200 megawatts of annual production volume. We believe that the results of our cost reduction program to date will enable us to target operating break-even at annual production volumes closer to 100 megawatts.

HOTEL POWER

STARWOOD KEEPS GUESTS COMFORTABLE WITH DFC POWER PLANTS

Hotels are ideal applications for our DFC products because of their stable base load heat and power demand profile. The Sheraton Parsippany and Sheraton Edison hotels in New Jersey each have a DFC300A power plant which was installed by PPL, one of our North American distribution partners. Our 250 kilowatt fuel cell power plant provides their base load electricity requirements and 25 percent of their hot water needs. With government incentives, PPL was able to purchase our DFC power plants and incorporate the combined heat and power input from these units into an energy services agreement that resulted in cost savings for the hotels. This installation satisfied two objectives for the customer—implementing practices that save energy costs and reduce harmful emissions to protect the environment.



Sheraton Edison Hotel Raritan Center
photograph courtesy of Jennifer Graylock at www.gralock.com



Sheraton Parsippany Hotel

Strengthening our distribution network

We added two North American partners in 2003—Enbridge Inc., a leader in energy transportation and distribution in North America and internationally, and Alliance Power, a Colorado-based developer of distributed generation facilities ranging in size from one megawatt to 49 megawatts. Enbridge will focus on the Canadian market and Alliance Power will strengthen our marketing efforts in California for our DFC products.

Our OEM distribution partners are strengthening their marketing capability for our DFC products. MTU CFC Solutions GmbH, our European distribution and development partner since 1989, and Marubeni are developing plans for additional sub-distributors and balance-of-plant equipment partners. Caterpillar announced plans to market a hybrid fuel cell/gas engine generator product which would combine our megawatt-class DFC power plant with their gas engine-driven generator to provide clean, efficient economical base load and peaking power requirements for commercial and industrial customers.

First megawatt DFC power plants delivered for operation in 2004

Our one-megawatt DFC1500 power plant operated successfully at our Torrington, CT facility this summer before it was shipped to the King County municipal wastewater facility in Washington. Our two-megawatt DFC3000 power plant will operate on natural gas and then coal syngas in Indiana.

FUTURE PRODUCT DEVELOPMENT

Beyond our core stationary markets, we will expand on existing programs to develop next generation fuel cell products such as the diesel-fueled marine Ship Service Fuel Cell and our combined cycle Direct FuelCell/Turbine® (DFC/T®) power plant which exploits the advantages of the fuel cell and an unfired gas turbine in one system. We are also developing solid oxide fuel cell (SOFC) products through our participation in the Department of Energy's Solid State Energy Conversion Alliance (SECA) program.

- *Ship Service Fuel Cell*—We are currently developing diesel marine applications of our DFC products under programs with the U.S. Navy. We plan to build a 500 kilowatt test unit of these Ship Service Fuel Cells for the Navy in 2004.

- *DFC/T*—We concluded proof-of-concept testing of a DFC/T power plant that combined our 250 kW fuel cell with a 60 kilowatt micro turbine and completed the conceptual design of a larger combined cycle plant. In October 2002, we received approval from the DOE to build and demonstrate two additional DFC/T power plants. We plan to test the first DFC/T power plant in Danbury in 2004 and the second DFC/T power plant in Montana in 2005.

- *Solid Oxide Fuel Cell*—In April 2003, we were selected by the DOE as a prime contractor for its 10-year, $139 million SECA program. The SECA

CLEAN & EFFICIENT POWER


DFC
FuelCell Energy
DFC300

MARKET—INSTITUTIONAL/HOSPITALS

MTU's 250 kW fuel cell power plant, which uses our Direct FuelCells, operates at the Magdeburg Clinic in Germany and provides heat and power for this hospital customer. This is one of eight units *MTU is operating in Europe.*

MARKET—INDUSTRIAL/WASTEWATER TREATMENT FACILITIES

Our DFC300A power plant at the Terminal Island Wastewater Treatment Facility is one of three units that the Los Angeles Department of Water and Power is operating within the city limits. This unit operates on anaerobic digester gas and provides heat and power for this facility.

MARKET—INDUSTRIAL/COAL

In a project co-funded in part by the Department of Energy's National Energy Technology Laboratory, we demonstrated the world's first fuel cell power plant to operate on coal mine methane gas at a site in Ohio owned by Northwest Fuel Development, Inc. American Electric Power purchased the electrical output.

program's goal is to accelerate the commercialization of low-cost solid oxide fuel cells. Target products include 3 to 10 kilowatt modules that can be fitted together for combined heat and power products for applications up to 100 kilowatts. To support our efforts, we acquired Global Thermoelectric of Canada, a developer of SOFC technology since 1997 for residential, commercial and light industrial applications. In addition, we invested in Versa Power Systems, a company formed to produce a range of products for the distributed generation market incorporating its patented, reduced temperature solid oxide fuel cell systems. Our 15.8 percent equity stake in Versa and Board representation gives us greater input in their SOFC technology development. If successfully commercialized, these products for such target markets as remote sites, telecommunications, commercial and industrial buildings, back-up, mobile standby and auxiliary power units will be complementary to our large scale DFC product line.

Comparative Efficiencies



80
70
60
50
40
30
20
10
0
0.01
0.1
1
10
100
1000
Electrical Efficiency, % (LHV)
System Size, MW
DFC Combined Cycle
Direct FuelCell
Combined Cycle
Low Temperature Fuel Cells
Gas Engines
Gas Turbines
Coal/Steam
Microturbines

Mission-Critical Power

PROVIDING CRITICAL ENERGY WHERE IT MATTERS MOST

MTU's 250 kilowatt fuel cell power plant, which uses our Direct FuelCells, at the Bad Berka Hospital in Germany operates in trigeneration mode, providing heating, cooling and electricity for this institutional customer. Overall energy efficiency of approximately 90 percent can be attained because the exhaust heat is used for heating in the winter and air conditioning in the summer.



MTU power plant at Bad Berka Hospital

Hospitals are an excellent application for our DFC products because of their 24/7 need for heat and power. MTU operated a second 250 kilowatt fuel cell power plant at a hospital, Rhön-Klinikum in Bad Neustadt, that provided electricity to the local clinic grid and the hot exhaust air was used to produce process steam for the clinic.

Unmatched Emissions Performance of DFC Power Plants

(Pounds of emissions per 1 MWh NOx, CO, SOx, Hydrocarbon, Particulates)



25
1.5
1.0
0.5
0
24.89
1.2
0.6
0.04
Average U.S. fossil fuel plant
Microturbine
Combined Cycle gas turbine
Fuel cell

Source: NETL (http://www.eren.doe.gov/der/pdfs/mid_atlantic_conf_02/williams.pdf)

Our DFC power plants are well suited for distributed generation due to their clean, quiet and efficient operating characteristics. Because DFC power plants generate hydrogen internally from readily available fuels and produce electricity electrochemically, they are more efficient than comparably-sized conventional power plants. Since our DFC power plants generate electricity without combustion, emissions of sulfur and nitrogen oxides from fuel cells are nearly zero, and other pollutants are minimal or non-existent. The only by-products are water, reduced amounts of carbon dioxide and usable heat (700 degrees Fahrenheit) for cogeneration applications.

Focus For 2004

In 2004, we will focus on these areas:

- *Develop sustainable markets for our DFC products.* We continue to target our initial commercialization efforts on global markets with high electricity prices, congested electric delivery infrastructures, reliable power needs (such as applications for mission-critical government entities), strict emissions requirements and demand for competitive base load power. We are also focusing on markets where there is funding available to make our current product pricing competitive with the local cost of electricity and cogeneration.

  Many states in the United States, as well as Japan and the European Union, provide incentives for environmentally friendly and efficient power generation systems. We see these incentives as a bridge to support order activity while we are at higher costs and lower volume. As the results of our product cost-out efforts enable us to lower prices, we expect to transition to broad market acceptance.

- *Continue aggressive cost-out program.* We have dedicated significant resources on value engineering for our DFC products to accelerate our cost reduction program. These efforts will reduce and/or eliminate the need for incentive funding programs that are currently available to allow our product pricing to compete with grid-delivered power and other distributed generation technologies and is critical to achieving profitability.

- *Managing cash consistent with market demand.* We completed the product standardization for our sub-megawatt DFC product, and enhancements have been incorporated into our megawatt-class products. Consequently, with the elimination of such costs as vendor qualifications and first article testing, we were able to reduce our quarterly operating cash consumption by approximately 40 percent during 2003. Our strategy is to manage our $209 million of cash and cash equivalents so that we have sufficient working capital to invest in production ramp-up as order volume increases.

We are pleased with our progress in 2003 and look forward to building on our momentum in 2004 and beyond. We have the right products, a solid financial base, excellent partners and a committed team of employees. All will help us provide the fuel cell products that are **powering a cleaner future...today**.

Sincerely,

Jerry D. Leitman
Chairman, President and
Chief Executive Officer

Renewable Power

KIRIN BREWERY—FROM BEER TO ELECTRICITY


DFC300
KIRIN
Kirin Brewery

Industrial wastewater treatment facilities, such as the Kirin Brewery outside of Tokyo, Japan, represent a promising market for our DFC power plants. The methane generated from the anaerobic digester process is the fuel to generate the electricity that powers the wastewater treatment plant. Moreover, wastewater treatment gas is a biomass renewable fuel eligible for government incentive funding for project installations throughout the world. Marubeni began operating this DFC300A power plant in January 2003 and is one of two wastewater treatment facility applications in Japan. The City of Fukuoka's municipal wastewater facility began operating its DFC300A power plant in January 2004. Marubeni has identified over 2,000 MW of potential for digester gas wastewater treatment applications for our DFC power plants in Japan. We have five wastewater treatment customers throughout the world, including our 1 MW DFC1500 at King County, WA.

Selected Financial Data

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2003 have been derived from our audited financial statements together with the notes thereto included elsewhere in this Report (the "Financial Statements"). The data set forth below is qualified by reference to, and should be read in conjunction with, the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

(Amounts presented in thousands, except for per share amounts)

Selected Statements of Operations Data:

Years Ended October 31,	**2003 Pro Forma (1)**	**2003**	2002	2001	2000	1999
Revenues:						
Research and development contracts	**$ 17,865**	**$ 17,709**	$ 33,575	$ 20,882	$17,986	$18,553
Product sales and revenues	**36,099**	**16,081**	7,656	5,297	2,729	1,412
Total revenues	**53,964**	**33,790**	41,231	26,179	20,715	19,965
Costs and expenses:						
Cost of research and development contracts	**36,034**	**35,827**	45,664	19,033	12,508	12,690
Cost of product sales and revenues	**64,778**	**50,391**	32,129	16,214	4,968	1,025
Administrative and selling expenses	**17,984**	**12,631**	10,451	9,100	8,055	6,684
Research and development expenses	**22,244**	**8,509**	6,806	3,108	1,917	1,813
Total costs and expenses	**141,040**	**107,358**	95,050	47,455	27,448	22,212
Loss from operations	**(87,076)**	**(73,568)**	(53,819)	(21,276)	(6,733)	(2,247)
Interest and other income, net	**6,236**	**6,154**	4,986	5,838	2,274	1,553
Provision for taxes	**133**	**—**	7	—	—	291
Net loss	**$ (80,973)**	**$ (67,414)**	$ (48,840)	$ (15,438)	$ (4,459)	$ (985)
Basic and diluted loss per share	**$(1.70)**	**$(1.71)**	$(1.25)	$(0.45)	$(0.16)	$(0.04)
Basic and diluted shares outstanding	**47,502**	**39,342**	39,135	34,359	28,298	24,907

Selected Balance Sheets Data:

October 31,	**2003 Pro Forma (2)**	**2003**	2002	2001	2000	1999
Cash, cash equivalents and short-term investments	**$190,531**	**$134,750**	$205,996	$274,760	$74,754	$ 6,163
Working capital	**$196,953**	**$143,998**	$218,333	$276,173	$71,576	$ 7,204
Long-term investments (U.S. Treasury Securities)	**$ 18,690**	**$ 18,690**	$ 14,542	$ 15,773	$ —	$ —
Total assets	**$322,933**	**$223,363**	$289,803	$334,020	$91,028	$19,831
Total current liabilities	**$ 24,626**	**$ 16,794**	$ 16,316	$ 13,052	$ 7,588	$ 3,191
Total non-current liabilities	**$ 2,258**	**$ 1,484**	$ 1,785	$ 1,252	$ —	$ 1,625
Total shareholders' equity	**$286,915**	**$205,085**	$271,702	$319,716	$83,251	$14,815
Book value per share (3)	**$ 6.03**	**$ 5.20**	$ 6.93	$ 8.20	$ 2.65	$ 0.59

(1) FuelCell Energy completed its purchase of Global Thermoelectric, Inc. (Global) on November 3, 2003, subsequent to its fiscal year end. The unaudited pro forma statements of operations data presents the combined results of operations of FuelCell and Global as if the acquisition had occurred on November 1, 2002 for the purposes of showing 12 months of operating data. The presentation gives effect to certain adjustments including: elimination of non-recurring transaction costs incurred by Global and estimated amortization of the acquired intangible assets. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had FuelCell and Global constituted a single entity during such periods.The primary driver of Global's sales was the thermoelectric generator (TEG) product line during the 12 months ended October 31, 2003.

(2) FuelCell has not completed its purchase price allocation and evaluation of intangible assets acquired. The unaudited pro forma selected balance sheet data presents the combined results of operations of FuelCell and Global as if the acquisition had occurred on October 31, 2003. Pro forma information is presented for the purpose of summarizing FuelCell's balances combined with those of Global on the transaction date.

(3) Calculated as total shareholders' equity divided by common shares issued and outstanding as of the balance sheet date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW AND RECENT DEVELOPMENTS

Overview

FuelCell Energy is a world leader in the development and manufacture of fuel cell power plants for clean, efficient and reliable electric power generation. We have been developing fuel cell technology since our founding in 1969 and carbonate fuel cells since the mid-1970s. We are currently commercializing our core carbonate fuel cell products (Direct FuelCell® (DFC®) Power Plants), continuing to develop our next generation DFC products and beginning the development process of solid oxide fuel cell (SOFC) technology.

Direct FuelCell (DFC) Power Plants

Increasing demand for reliable power worldwide supplemented by air pollution concerns caused by older, combustion power generation, and weak electrical grid delivery systems present significant market opportunities for our core distributed generation products. Our proprietary carbonate DFC power plants electrochemically produce electricity directly from readily available hydrocarbon fuels, such as natural gas and wastewater treatment gas. We believe our products offer significant advantages compared to other power generation technologies, including:

- High fuel efficiency.
- Ultra-clean emissions.
- High reliability.
- Quiet operation.
- Flexible siting and permitting requirements.
- Scalability.
- Potentially lower operating, maintenance and generation costs than alternative distributed power generation technologies.

Our current products, the DFC300A, DFC1500 and DFC3000, are rated in capacity at 250 kilowatts (kW), 1 megawatt (MW) and 2 MW, respectively, and are scalable for distributed applications up to 50 MW. Our products are designed to meet the base load power requirements of a wide range of commercial and industrial customers including wastewater treatment plants, data centers, manufacturing and industrial facilities, office buildings, hospitals, universities, and hotels, as well as in grid support applications for utility customers. We are currently operating 23 DFC power plants at customer sites throughout the United States, Europe and Japan where they have generated more than 26 million kWh of electricity through January 15, 2004.

We see significant market potential for our products. A 2003 study by Allied Business Intelligence (ABI) projected that global stationary fuel cell cumulative shipments will rise from 55 MW cumulative through 2003 to nearly 18,000 MW cumulative through 2013, according to its moderate forecast. Another study, prepared by the U.S. Department of Energy (DOE)/Energy Information Administration (EIA) in 2000, estimated the potential market for combined heat and power (CHP) installations in the United States to be greater than 77,000 MW. This includes 6,500 MW for hotels/motels, 8,000 MW for hospitals, 19,000 MW for schools/colleges/universities, and over 18,600 MW for office buildings. Of this 77,000 MW CHP total in the United States, 50 percent was identified in nine states—California, Florida, Illinois, Michigan, New Jersey, New York, Ohio, Pennsylvania and Texas.

Over the past 30 years, we have invested more than $400 million in the development of our fuel cell technology. This includes over $200 million funded by various U.S. Government agencies, most notably the DOE, which has supported our efforts since 1975. Our primary focus is carbonate fuel cell technology, which we have advanced from the laboratory into standard DFC products. We believe we have established a leading position for commercializing our DFC products in the distributed generation marketplace due to a number of factors, including:

- We have developed and are selling standardized high-temperature fuel cell power plants for stationary base load power, which provide high fuel efficiency and high-value waste heat for cogeneration applications.
- We have strong global distribution partners, including original equipment manufacturers (OEMs) and energy service companies (ESCOs) with expertise in selling and marketing energy products and services to commercial and industrial customers worldwide.
- We have obtained commercial product certifications for safety, interconnection, installation and performance.
- We are operating a fleet of DFC power plants at customer sites throughout the world.
- We have established production facilities, with equipment in place to produce 50 MW of DFC products annually.
- We have created sales and service capabilities to support our DFC products.
- We have a strong balance sheet, with over $200 million in cash, cash equivalents and investments to support our growth.

In introducing our products to the marketplace, we face obstacles that can lengthen the sales cycle. At the macro-economic level, this includes varying energy demand, capital appropriation cycles and changing economic environments. At the company-level, the process of commercializing our DFC power plants combined with current annual order volume well below our annual production capabilities results in unsubsidized pricing for our products that is substantially higher than competing products that are more mature. Available subsidies make us more competitive with other sources of delivered electrical energy; however, the approval process for government incentive programs can be protracted. At the industry-specific level, there are various global regulatory market obstacles such as an uncertain regulatory environment for distributed generation, monopoly-based electricity markets, interconnect issues, disparate recognition of the location value and environmental benefits of distributed generation, standby power costs and stranded asset exit fees. We believe that the marketplace is responding favorably to these issues. Significant incentive programs are available in Japan, Europe and the United States. Interconnect standards, standby charges and exit fees are being adjusted to accommodate newer technologies that generate electricity with greater fuel efficiency and reduced emissions. We expect that this trend will continue and help to accelerate the commercialization of our DFC power plants.

Strategically, we are focused on developing sustainable markets, reducing product cost and increasing operating experience for our core DFC products. Sustainable markets are target customer applications with the greatest opportunity for multiple and repeat orders. By reducing component costs and improving fuel cell stack output, we believe we can lower the overall cost of electricity generated by our products, enabling the price of our DFC power plants to be competitive with existing technologies. As more units are delivered, operating hours will increase which should further open up markets. We believe this focus will result in additional order volume and allow us to penetrate broader commercial and industrial markets for power generation with our DFC products. We believe that as a result of these efforts, we can achieve operating break-even at annual production volumes of approximately 100 MW.

SOFC

In April 2003, we were selected by the DOE to lead a project team for its $139 million Solid State Energy Conversion Alliance (SECA) program. The goal of the SECA program is to accelerate the commercialization of low-cost solid oxide fuel cells for residential, commercial and light industrial applications ranging in product size from 3 to 10 kilowatts each for applications up to 100 kW. To strengthen our commercialization capabilities for this contract, we made two strategic investments in SOFC technology; our investment of $2.0 million in Versa Power Systems and our November 2003 acquisition of Global Thermoelectric, Inc (Global). Versa Power Systems was formed to produce a range of products for the distributed generation market incorporating its patented reduced temperature SOFC system. Global has been developing SOFC power plants since 1997. If successfully commercialized, these products would be complementary to our larger scale DFC product line.

Recent Developments

On November 3, 2003, we completed our acquisition of Global located in Calgary, Canada. As consideration in this acquisition, we issued approximately 8.2 million shares of common stock (or equivalents) valued at approximately $80.8 million. We also assumed the Global stock option plan valued at approximately $1.0 million, preferred shares valued at approximately $9.1 million, and incurred transaction costs of approximately $2.8 million. Total consideration is calculated at approximately $93.7 million. Global's financial results will be consolidated with ours beginning in fiscal 2004.

During the 12 months ended October 31, 2003, Global had product sales totaling approximately $20.0 million related to its thermoelectric generator (TEG) product line. Global's total operating loss for the same period was approximately $12.8 million which includes the results of the TEG product line, fuel cell research and development, selling, general and administrative expenses as well as transaction costs expensed. Global's cash and investment balance at the date of acquisition was approximately $55.8 million.

We continue to evaluate Global's TEG product line in order to determine its strategic fit within the combined company. While we have solicited offers to sell this product line, we have not made a final determination as to whether or not to retain or monetize its value. Our future operating results and cash flows will be impacted by how quickly we integrate Global with our operations and any strategic decisions made on the TEG product line.

On November 4, 2003, we signed a distribution agreement with Enbridge Inc. The agreement with Enbridge introduces our products to Enbridge's portfolio of energy services in Canada. As part of the agreement, Enbridge received warrants to purchase 500,000 shares of our common stock.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

We contract with our customers to perform research and development or manufacture and install fuel cell components and power plants under long-term contracts. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, oftentimes funding is provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2003, research and development sales backlog totaled $31.1 million, of which 46 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from product sales and service contracts. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contacts are recognized ratably over the contract term while costs are expensed as incurred.

As our fuel cell products are in their initial stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest or when management estimates that it is probable that warrants will vest, we will record a proportional amount of the fair value of the warrants against related revenue as a sales discount. No discounts have been recorded to date, as our partners have not achieved the business levels outlined in our warrant agreements.

Inventories

During the procurement and manufacturing process of a fuel cell power plant, costs for material, labor and overhead are accumulated in raw material and work-in-process (WIP) inventory until they are transferred to a customer contract.

As our inventories are stated at the lower of recoverable cost or market price, we provide for a lower of cost or market (LCM) reserve against gross inventory values. This reserve is estimated by comparing the current sales prices of our fuel cell power plants to actual costs of completed power plants. As of October 31, 2003, our LCM reserve balance was approximately $10.8 million, which equates to a reduction of approximately 41 percent of our gross inventory value. As of October 31, 2002, our LCM reserve balance was approximately $7.9 million, which equated to a reduction of approximately 36 percent of the gross inventory value. The increase in the LCM reserve and percentage over the prior year is due to the higher balance of plant inventory in 2003. Future product sales prices and inventory mix and costs will affect our LCM reserve percentage and balance.

Internal Research and Development

We conduct internally funded research and development activities to improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses on our statements of operations. As funding for research and development contracts fluctuates, we may allocate resources to conduct internally funded research and development activities in order to keep a balanced workforce while advancing our strategic initiatives.

RESULTS OF OPERATIONS

Comparison of the Years Ended October 31, 2003 and October 31, 2002

Revenues and cost of revenues

The following tables summarize our revenue and cost mix as well as the related ratio of costs to revenues for the years ended October 31, 2003 and 2002 (dollar amounts in thousands), respectively:

Revenues:	**Year Ended October 31, 2003**		Year Ended October 31, 2002		Percentage Increase/ (Decrease) in Revenues
	Revenues	**Percent of Revenues**	Revenues	Percent of Revenues	
Research and development contracts	**$17,709**	**52%**	$33,575	81%	(47)%
Product sales and revenues	**16,081**	**48%**	7,656	19%	110%
Total	**$33,790**	**100%**	$41,231	100%	(18)%

Cost of revenues:	**Year Ended October 31, 2003**		Year Ended October 31, 2002		Percentage Increase/ (Decrease) in Cost
	Cost of Revenues	**Percent of Costs**	Cost of Revenues	Percent of Costs	
Research and development contracts	**$35,827**	**42%**	$45,664	59%	(22)%
Product sales and revenues	**50,391**	**58%**	32,129	41%	57%
Total	**$86,218**	**100%**	$77,793	100%	11%

Total revenues for the year ended October 31, 2003 decreased by $7.4 million or 18 percent, to $33.8 million from $41.2 million during the prior year. This decrease in total revenues was comprised of a 47 percent decrease in government research and development contracts partially offset by a 110 percent increase in product sales revenue.

Research and development contracts

Fiscal 2002 research and development contract revenue included a large portion of our 1 MW and 2 MW power plants for King County, Washington and Clean Coal, respectively. Combined revenue on these contracts was lower in 2003. Also, in 2003, under budgetary constraints, funding from the U.S. Government for certain of our other contracts was delayed.

Cost of research and development contracts decreased to $35.8 million during the year ended October 31, 2003, compared to $45.7 million during fiscal 2002. The decrease was partially due to reduced activities on the King County, Washington project and delayed funding on certain government contracts. While our funding was reduced due to timing and budgetary constraints, we continue to participate in cost-share contracts and invest in developing fuel cell technology. Our significant cost share contracts during fiscal 2003 included Clean Coal, Department of Energy, King County, and Navy Phase II. The ratio of costs to contract revenues increased in 2003 as the mix of cost-share contracts increased during the year. We expect to continue to participate in cost-share contracts in fiscal 2004 requiring us to make further cost-share investments in the technology being developed.

Product sales and revenues

The fiscal 2003 increase in product sales revenue was related to increased manufacturing and delivery of our DFC300A power plants for both our distribution partners and direct customers. As a percent of total revenues, product revenues comprised 48 percent compared to 19 percent in the prior year as we continue to focus our business initiatives on the manufacture and delivery of our fuel cell products.

Cost of product sales and revenues increased to $50.3 million during the year ended October 31, 2003 compared to $32.1 million during the prior year. This increase was due to additional product sales recorded during the year. The ratio of costs to contract revenues decreased in 2003 as we have reduced overall product costs through our "cost-out" initiatives and incurred less "first time" costs including qualifying multiple vendors for materials and components.

We expect to continue to sell our DFC products at prices lower than our production costs until such time as we are able to reduce product costs through our engineering and manufacturing efforts and production volumes increase.

Administrative and selling expenses

Administrative and selling expenses increased by 21 percent, to $12.6 million during the year ended October 31, 2003 compared to $10.5 million in the prior year. This increase was primarily comprised of higher business insurance costs, sales and marketing salaries and franchise taxes.

Research and development expenses

Research and development expenses increased 25 percent, to $8.5 million during the year ended October 31, 2003 compared to the $6.8 million recorded in fiscal 2002. This increase is primarily due to increased investment in development costs associated with the design, engineering, fabrication and installation of our products. We expect increased research and development expenses in fiscal 2004 as we integrate Global into our operations and as our engineering teams continue implementing our "cost-out" program.

Loss from operations

The net result of our revenues and costs was a loss from operations during the year ended October 31, 2003 totaling $73.6 million. This operating loss is approximately 37 percent higher than the $53.8 million loss recorded in fiscal 2002. We continue to invest in the standardization of our DFC power plants. For strategic reasons, we also continue to participate in government cost-share contracts to advance the development of fuel cells. These factors contributed to our operating loss. Other factors impacting the operating loss included reduced funding on certain government contracts, development of our distribution network, and increases in operating costs including depreciation on new production equipment, business insurance premiums, information systems and infrastructure. We expect to incur operating losses in future reporting periods as we continue to participate in government cost-share programs, sell products at prices lower than our current production costs and invest in our "cost-out" initiatives.

Interest and other income, net

Interest and other income, net, increased by 23 percent, to $6.0 million during the year ended October 31, 2003 compared to the $4.9 million recorded in fiscal 2002. We have participated in a program available from the State of Connecticut that allows certain taxpayers to exchange the amount of research and development credits generated during a taxable year for cash to be received over a three-year period. The increase to interest and other income, net was due, in part, to tax credits generated in fiscal years 2001 and 2002 totaling $3.4 million being recorded in fiscal 2003. There were no tax credits recorded during fiscal 2002. We do not expect significant tax credit income in fiscal 2004. Interest income for the year declined by $2.3 million or 47 percent as a result of reduced interest rates and lower cash and investment balances compared to the prior year.

Taxes

We believe that due to our efforts to commercialize our DFC technology, we have and will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current year losses and other deferred tax assets. We expect to incur foreign income tax expense in fiscal 2004 as Global is integrated into our operations. During the 12 months ended October 31, 2003, Global's tax expense was approximately $0.1 million.

Comparison of the Years Ended October 31, 2002 and October 31, 2001

Revenues and cost of revenues

The following tables summarize our revenue and cost mix as well as the related ratio of costs to revenues for the years ended October 31, 2002 and 2001 (dollar amounts in thousands), respectively:

Revenues:	**Year Ended October 31, 2002**		Year Ended October 31, 2001		Percentage Increase/ (Decrease) in Revenues
	Revenues	**Percent of Revenues**	Revenues	Percent of Revenues	
Research and development contracts	**$33,575**	**81%**	$20,882	80%	61%
Product sales and revenues	**7,656**	**19%**	5,297	20%	45%
Total	**$41,231**	**100%**	$26,179	100%	57%

Cost of revenues:	**Year Ended October 31, 2002**		Year Ended October 31, 2001		Percentage Increase/ (Decrease) in Cost
	Cost of Revenues	**Percent of Costs**	Cost of Revenues	Percent of Costs	
Research and development contracts	**$45,664**	**59%**	$19,033	54%	140%
Product sales and revenues	**32,129**	**41%**	16,214	46%	98%
Total	**$77,793**	**100%**	$35,247	100%	121%

Total revenues increased 57 percent to $41.2 million in the 2002 period from $26.2 million in the 2001 period. Revenues from research and development contracts increased 61 percent to $33.6 million from $20.8 million in the 2001 period, while product sales increased 45 percent to $7.7 million from $5.3 million in the 2001 period. The additional $12.7 million of research and development contract revenue was related to King County, Clean Coal, Coal Mine Methane, and Navy Phase II. The additional $2.4 million of product sales revenue was related to the manufacture of DFC power plants for our distribution partners and sales of fuel cell components to MTU.

Cost of research and development contracts increased to $45.7 million in the 2002 period from $19.0 million in the 2001 period. This was due to sales on cost-shared research and development contracts, including King County, Clean Coal, Navy Phase II and Coal Mine Methane.

Cost of product sales and revenues increased 98 percent, to $32.1 million in the 2002 period from $16.2 million in the 2001 period, due to additional sales of fuel cell components to MTU, an overall increase in the procurement for and manufacturing of DFC power plants for our distribution partners, and development costs on our initial field trial units.

Administrative and selling expenses

Administrative and selling expenses increased 15 percent to $10.5 million in the 2002 period from $9.1 million in the 2001 period. These additional costs were driven by our commercialization efforts and consisted of employment costs of $0.6 million, professional services costs of $0.7 million related to hiring, systems implementation and marketing efforts.

Research and development expenses

Research and development expenses increased to $6.8 million in the 2002 period from $3.1 million in the 2001 period. This was due to development costs associated with design improvements of our sub-MW products and first article testing and design costs related to our MW-class products.

Loss from operations

Loss from operations increased to $53.8 million in the 2002 period from $21.3 million in the 2001 period. The additional losses resulted from our field trials and cost-shared contracts, and a higher level of sales and marketing activity.

Interest and other income, net

Interest expense increased to $0.2 million in the 2002 period from $0.1 million in the 2001 period. This was attributable to additional borrowings in the 2002 period.

Interest and other income, net, decreased to $4.9 million in the 2002 period from $5.7 million in the 2001 period. This was due to our lower cash and investments balances and lower interest rates.

Taxes

We believe that due to our efforts to commercialize our DFC technology, we have and will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current year losses and other deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

We had approximately $209 million of cash, cash equivalents and investments as of November 3, 2003, the date we acquired Global. As of October 31, 2003, we had total cash, cash equivalents and investments in treasury securities of approximately $153 million. Subsequent to year-end on November 3, 2003, as further described throughout this document and in Note 16 of our financial statements, we acquired Global, which had cash and investment balances totaling approximately $56 million.

Uses of Cash and Investments

We continue to invest in new product development and bringing our products to market and, as such, we are not currently generating positive cash flow from our operations. Our operations are funded primarily through sales of equity, cash generated from operations and borrowings. Cash from operations includes revenue from government research and development contracts, product sales, license fees and interest income. Our future cash requirements depend on numerous factors including increasing annual order volume, implementing our cost reduction efforts on our fuel cell products and our future involvement in research and development contracts.

Reducing product cost is essential for us to penetrate the market for our high temperature fuel cell products. We believe this will reduce and/or eliminate the need for incentive funding programs that are currently available to allow our product pricing to compete with grid-delivered power and other distributed generation technologies and is critical to achieving profitability.

In 2003, we implemented a "cost-out" program that focuses on three key areas:

- Increased performance output;
- Increased stack life; and
- Design simplification and materials replacement and/or elimination to reduce product cost.

In addition, we believe increased production volumes will spread fixed costs over more units of production, resulting in a lower per unit cost. Our manufacturing, testing and conditioning facilities have equipment in place to accommodate 50 MW of annual production. Our multi-disciplined cost reduction program is expected to significantly reduce our product costs over time. Previously we have stated that we could reach break-even at 150 MW to 200 MW of annual production volume. As a result of successes to date and initiatives underway in our cost reduction program, we believe we can achieve operating break-even at annual production volumes of approximately 100 MW.

Our research and development contracts are generally multi-year, cost reimbursement type contracts. The majority of these are U.S. Government contracts that are dependent upon the government's continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts for all of our product lines. To obtain contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

We anticipate that our existing capital resources, together with anticipated revenues, will be adequate to satisfy our planned financial requirements and agreements through at least the next 12 months.

Cash Inflows and Outflows

During the year ended October 31, 2003, cash and cash equivalents and investments decreased by $67.1 million compared with a decrease of $70.0 million during the year ended October 31, 2002. We used a total of $61.5 million of cash and cash equivalents during the year ended October 31, 2003 as reported on our Statements of Cash Flows and total short and long-term investments declined by $5.6 million.

The key components of our cash use are as follows:

Operating Activities: During the year ended October 31, 2003, we used $58.8 million in cash in our operating activities, which consists of a net loss for the period of approximately $67.4 million, offset by non-cash adjustments (primarily depreciation) of $6.4 million and cash generated from working capital of approximately $2.2 million. This compares to an operating cash usage of $55.1 million during the year ended October 31, 2002. The increase in operating cash usage is due to higher net losses partially offset by higher depreciation and less working capital use compared to the prior period.

Investing Activities: Capital expenditures for the year ended October 31, 2003 were approximately $6.6 million lower than the prior year as we completed the majority of the Torrington facility machinery purchases in 2002. We also increased our total investment in Versa Power Systems from $0.5 million in fiscal 2002 to $2.0 million in fiscal 2003.

Financing Activities: During the year ended October 31, 2003, we generated $0.8 million from financing activities, through the exercise of stock options and purchases of shares in our employee stock purchase plan offset by repayments of debt. This compares with $1.4 million generated in 2002, which included borrowings of approximately $0.8 million.

Commitments and Significant Contractual Obligations

We have outstanding operating lease commitments of $3.7 million, payable over the next seven years. We also have a term loan payable over the next five years totaling $1.9 million.

A summary of our significant future contractual obligations as of October 31, 2003 and their payments by fiscal year is summarized as follows (in thousands):

		Payments Due by Period			
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Contractual Obligation:					
Operating lease commitments	$3,722	$ 709	$ 964	$1,024	$1,025
Term loan (principal and interest)	1,932	414	828	690	—
Totals	$5,654	$1,123	$1,792	$1,714	$1,025

Additionally, we have short-term purchase commitments with some suppliers for materials and supplies as part of the normal course of business.

Research and Development Cost-Share Contracts

We have agreed to and contracted with various government agencies as either a prime contractor or sub-contractor on cost-share contracts and agreements. Cost-share terms require that participating contractors share the total cost of the project in an agreed ratio with the government agency. For example, our DOE-sponsored demonstration of our two-megawatt DFC3000 power plant operating on synthesis gas derived from coal has a total project value of $34.5 million. The DOE will reimburse 50 percent of the cost on this project and we will incur the balance. Thus, over the life of this program, and assuming funding is approved annually by Congress, our share of the total research and development expenditures would be approximately $17.3 million for this program. As of October 31, 2003, our research and development sales backlog totaled $31 million. As this backlog is funded in future periods, we will incur additional research and development cost-share totaling approximately $15 million for which we would not be reimbursed by the government.

Product Sales Contracts

Our fuel cell power plant products are in their initial stages of development and market acceptance. As such, costs to manufacture and install our products exceed current market prices. In fiscal 2003, our product costs of $50.4 million exceeded our product revenues of $16.1 million. As of October 31, 2003, we had a product sales backlog of approximately $15 million. We do not currently expect sales from this backlog to be profitable, although we cannot predict, with certainty, what our product costs will be on these sales.

Global Commitments

We assumed the commitments of Global in connection with the November 3, 2003 acquisition. Global is required to pay quarterly dividends of Cdn. $312,500 on the Series 2 Preferred Shares (subject to possible reduction pursuant to the terms of the Series 2 Preferred Shares on account of increases in the price of FuelCell's Common Stock). We have agreed to guarantee Global's dividend obligations, including paying a minimum of Cdn. $500,000 in cash annually to Enbridge Inc. the holder of the Series 2 Preferred Shares, so long as Enbridge holds the shares. Additionally, Global had future lease commitments totaling approximately Cdn. $1.8 million as of the date of acquisition.

Related Party Transactions

Three of our key business partners are shareholders of FuelCell Energy: MTU CFC Solutions GmbH ("MTU"), a division of DaimlerChrysler; PPL EnergyPlus LLC ("PPL"); and Marubeni Corporation ("Marubeni"). We recognized approximately $11.7 million, $7.2 million and $3.4 million, of revenues from these customers in the fiscal years ended October 31, 2003, 2002 and 2001, respectively. As of October 31, 2003, approximately $1.5 million of trade accounts receivable was due from these companies.

We also receive license fee income totaling approximately $0.3 million annually from an agreement with MTU, our European partner. This is an exclusive license granted to MTU to use our Direct FuelCell patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of others and us, in each case for a royalty. Michael Bode, a member of our Board of Directors, is an executive officer of an affiliate of MTU.

On November 4, 2003, we signed a distribution agreement with Enbridge Inc. ("Enbridge"). The agreement with Enbridge introduces our products to Enbridge's portfolio of energy services in Canada. As part of the agreement, Enbridge received warrants to purchase 500,000 shares of our common stock. The agreement calls for the warrants to be exercisable on a graduated scale based on order flow generated by Enbridge. The full quantity of warrants will vest with order commitments for 20 megawatts of DFC power plants. The exercise prices of the warrants range from $14.65 to $19.04 per share and the warrants will expire in November 2006. Enbridge also holds 1,000,000 Global Series 2 Preferred Shares, which are convertible into FuelCell common shares. George K. Petty, a member of our Board of Directors, is also a Director of Enbridge.

RECENT ACCOUNTING PRONOUNCEMENTS

On April 30, 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on our financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for us beginning on August 1, 2003. We have not entered into any financial instruments within the scope of SFAS No. 150 to date through October 31, 2003. This standard did not have a material impact on our financial statements. We currently do not expect this standard to have a material impact on our financial statements going forward.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." The Interpretation may have an effect on existing practice because it requires existing variable interest entities to be consolidated if those entities do not effectively disperse risks among the parties involved. The Interpretation is effective immediately for all variable interest entities created after January 31, 2003. We are required to apply the provisions of this Interpretation no later than August 1, 2003 to all variable interest entities created before February 1, 2003. Based on our current structure, this statement will not have a material effect on our financial statements and disclosure.

BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)

October 31,	**2003**	2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 41,000**	$102,495
Investments: U.S. Treasury securities	**93,750**	103,501
Accounts receivable, net of allowance for doubtful accounts of $60 and $85, respectively	**4,948**	10,438
Inventories, net	**15,954**	13,981
Other current assets	**5,140**	4,334
Total current assets	**160,792**	234,749
Property, plant and equipment, net	**39,778**	38,710
Investments: U.S. Treasury securities	**18,690**	14,542
Other assets, net	**4,103**	1,802
Total assets	**$ 223,363**	$289,803
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	**$ 323**	$ 285
Accounts payable	**6,667**	4,712
Accrued liabilities	**5,369**	7,815
Deferred license fee income	**37**	38
Deferred revenue	**4,398**	3,466
Total current liabilities	**16,794**	16,316
Long-term debt	**1,484**	1,785
Total liabilities	**18,278**	18,101
Commitments and contingencies		
Shareholders' equity		
Common stock ($.0001 par value); 150,000,000 shares authorized at October 31, 2003 and October 31, 2002; 39,423,133 and 39,228,828 shares issued and outstanding at October 31, 2003 and October 31, 2002, respectively	**4**	4
Additional paid-in capital	**340,559**	339,762
Accumulated deficit	**(135,478)**	(68,064)
Total shareholders' equity	**205,085**	271,702
Total liabilities and shareholders' equity	**$ 223,363**	$289,803

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

For the years ended October 31, 2003, 2002, and 2001
(Dollars in thousands, except share and per share amounts)

Years Ended October 31,	**2003**	2002	2001
Revenues:			
Research and development contracts	**$ 17,709**	$ 33,575	$ 20,882
Product sales and revenues	**16,081**	7,656	5,297
Total revenues	**33,790**	41,231	26,179
Costs and expenses:			
Cost of research and development contracts	**35,827**	45,664	19,033
Cost of product sales and revenues	**50,391**	32,129	16,214
Administrative and selling expenses	**12,631**	10,451	9,100
Research and development expenses	**8,509**	6,806	3,108
Total costs and expenses	**107,358**	95,050	47,455
Loss from operations	**(73,568)**	(53,819)	(21,276)
License fee income, net	**270**	270	270
Interest expense	**(128)**	(160)	(116)
Interest and other income, net	**6,012**	4,876	5,684
Loss before provision for income taxes	**(67,414)**	(48,833)	(15,438)
Provision for income taxes	**—**	7	—
Net loss	**$ (67,414)**	$(48,840)	$(15,438)
Loss per share:			
Basic and diluted loss per share	**$(1.71)**	$(1.25)	$(0.45)
Basic and diluted weighted average shares outstanding	**39,342,345**	39,135,256	34,359,320

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended October 31, 2003, 2002, and 2001

(Dollars in thousands, except share and per share amounts)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at October 31, 2000	31,461,420	$3	$ 87,034	$ (3,786)	$ 83,251
Compensation for stock options granted			100		100
Issuance of common stock under benefit plans	16,414		213		213
Issuance of common stock for follow-on offering in June 2001	6,900,000	1	241,500		241,501
Issuance of common stock	268,114		10,000		10,000
Stock options exercised	354,382		1,110		1,110
Common stock retired for non-cash exercise of options	(1,542)		(60)		(60)
Common stock and equity investment costs			(708)		(708)
Deconsolidation of Xiamen Joint Venture			(253)		(253)
Net loss				(15,438)	(15,438)
Balance at October 31, 2001	38,998,788	$4	$ 338,936	$ (19,224)	$ 319,716
Issuance of common stock under benefit plans	16,324		219		219
Stock options exercised	213,716		307		307
Common stock and equity investment costs			300		300
Net loss				(48,840)	(48,840)
Balance at October 31, 2002	39,228,828	$4	$ 339,762	$ (68,064)	$ 271,702
Issuance of common stock under benefit plans	**33,620**		**171**		**171**
Stock options exercised	**165,068**		**666**		**666**
Common stock retired for non-cash exercise of options	**(4,383)**		**(40)**		**(40)**
Net loss				**(67,414)**	**(67,414)**
Balance at October 31, 2003	**39,423,133**	**$4**	**$340,559**	**$(135,478)**	**$205,085**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

For the years ended October 31, 2003, 2002, and 2001
(Dollars in thousands, except share and per share amounts)

Years Ended October 31,	**2003**	2002	2001
Cash flows from operating activities:			
Net loss	**$ (67,414)**	$ (48,840)	$ (15,438)
Adjustments to reconcile net loss to net cash used in operating activities:			
Compensation for options granted	**—**	—	100
Depreciation and amortization	**5,823**	3,420	2,034
Amortization of treasury note premium	**551**	363	—
Deferred income taxes	**—**	291	—
(Gain) loss on disposal of property	**29**	63	(4)
Provision for doubtful accounts	**(25)**	(65)	(24)
(Increase) decrease in operating assets:			
Accounts receivable	**5,515**	(3,263)	(3,627)
Inventories	**(1,973)**	(7,647)	(6,029)
Other current assets	**(1,824)**	(2,659)	(400)
Increase (decrease) in operating liabilities:			
Accounts payable	**1,955**	33	3,053
Accrued liabilities	**(2,403)**	1,141	3,216
Deferred revenue	**932**	2,068	656
Deferred license fee income and other	**(1)**	1	48
Net cash used in operating activities	**(58,835)**	(55,094)	(16,415)
Cash flows from investing activities:			
Capital expenditures	**(6,630)**	(15,373)	(19,094)
Treasury notes matured	**155,659**	82,500	—
Treasury notes purchased	**(150,680)**	(167,288)	(33,663)
Investment in Versa Power Systems	**(1,500)**	(500)	—
Net cash used in investing activities	**(3,151)**	(100,661)	(52,757)
Cash flows from financing activities:			
Long-term debt borrowings	**—**	787	1,427
Repayment on long-term debt	**(306)**	(233)	(1,625)
Sales of common stock	**—**	—	251,501
Deconsolidation of Xiamen Joint Venture	**—**	—	(570)
Common stock and equity investment costs	**—**	300	(708)
Common stock issued for Option and Stock Purchase Plans	**797**	526	1,263
Net cash provided by financing activities	**491**	1,380	251,288
Net (decrease) increase in cash and cash equivalents	**(61,495)**	(154,375)	182,116
Cash and cash equivalents—beginning of year	**102,495**	256,870	74,754
Cash and cash equivalents—end of year	**$ 41,000**	$ 102,495	$256,870
Cash paid during the period for:			
Interest	**$ 128**	$ 160	$ 116
Income taxes	**$ 151**	$ 218	$ 135

See accompanying notes to financial statements.

Notes to Financial Statements

For the years ended October 31, 2003, 2002, and 2001
(Tabular amount in thousands, except share and per share amounts)

NOTE 1 Summary of Significant Accounting Policies

Nature of Business

FuelCell Energy, Inc. is engaged in the development and commercialization of carbonate fuel cell technology for stationary power generation. We manufacture carbonate fuel cells, generally on a contract basis. We are currently in the process of commercializing our Direct FuelCell technology and expect to incur losses as we expand our product development, commercialization program and manufacturing operations.

Our revenue is primarily generated from agencies of the U.S. Government and customers located throughout the United States, Europe and Asia. We generally require a down payment with the acceptance of a purchase order with a customer.

The accompanying financial statements as of and for the three years ended October 31, 2003 contain only our accounts and during the three years ended October 31, 2003 we operated as a single business entity. Prior to October 31, 2000, the accounts of our former subsidiary, Xiamen-ERC High Technology Joint Venture, Inc., were included.

Certain reclassifications have been made to our prior year financial statements to conform to the 2003 presentation.

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and U.S. Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions.

Investments

Investments consist of U.S. Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held to maturity since we have the ability and intention to hold them until maturity. The notes are being carried at amortized cost, which is par value, plus or minus unamortized premium or discount. Such notes are classified as current assets when remaining maturities are one year or less, and as non-current assets when remaining maturities are greater than one year.

Inventories

Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market.

Raw materials consist mainly of various nickel powders and steels, and various other components used in producing cell stacks. Work-in-process inventory is comprised of material, labor, and overhead costs incurred by us to build fuel cell stacks, which are subcomponents of power generation systems, which have not yet been dedicated to a particular research and development contract, field trial, or commercial customer, (collectively, the "end users"), and which are estimated to be fully recovered from the end users. In instances where costs incurred exceed anticipated recovery, those excess costs are charged to cost of product sales and revenues as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property

Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, we compare the carrying amount of the assets to future undiscounted net cash flows, excluding interest costs, expected to be generated by the assets and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue/License Fee Revenue Recognition

We contract with our customers to perform research and development or manufacture and install fuel cell components and power plants under long-term contracts. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government-funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, oftentimes funding is provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2003, research and development sales backlog totaled $31.1 million, of which 46 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from product sales and service contracts. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contacts are recognized ratably over the contract term while costs are expensed as incurred.

As our fuel cell products are in their initial stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

License fee income arises from an agreement with MTU in which we granted MTU an exclusive license to use our Direct FuelCell patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of others and us, in each case for a royalty. Amounts received are deferred and recognized ratably over the term of the agreement. We recognized approximately $0.3 million of license fee income during each of the fiscal years ended October 31, 2003, 2002, and 2001.

Deferred Revenue

We bill customers based upon certain milestones being reached. These billings are deferred and recognized as revenue based upon the Revenue/License Fee Revenue Recognition policy summarized above.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. As we recognize the associated revenue for orders placed in accordance with these sales agreements, a proportional amount of the fair value of the warrants will be recorded against the revenue.

Research and Development

Our cost of research and development contracts reflects costs incurred under specific customer-sponsored research and development contracts. These costs consist of both manufacturing and engineering labor, including applicable overhead expenses, materials to build prototype units, materials for testing, and other costs associated with our research and development contracts.

Our research and development expenses reflect costs incurred for internal research and development projects conducted without specific customer-sponsored contracts. These costs consist primarily of labor, overhead, materials to build prototype units, materials for testing, consulting fees and other costs associated with our internal research and development expenses.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, allowances for uncollectible receivables, excess or slow-moving inventories, obsolete inventories, impairment of assets, product warranty, depreciation and amortization, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Recent Accounting Pronouncements

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. This standard did not have a material impact on our financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally,

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for us beginning on August 1, 2003. We have not entered into any financial instruments within the scope of SFAS No. 150 to date through October 31, 2003. This standard did not have a material impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." The Interpretation may have an effect on existing practice because it requires existing variable interest entities to be consolidated if those entities do not effectively disperse risks among the parties involved. The Interpretation is effective immediately for all variable interest entities created after January 31, 2003. We are required to apply the provisions of this Interpretation no later August 1, 2003 to all variable interest entities created before February 1, 2003. Based on our current structure, this statement will not have a material effect on our financial statements and disclosure.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for stock options granted to employees as if the fair-value-based method defined in SFAS No. 123 had been applied. We apply the intrinsic value method of recognition under APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Accordingly, no compensation expense was recorded in the statement of operations. The following table illustrates the effect on net loss and net loss per basic and diluted share as if we had applied the fair value method to our stock-based compensation, as required under the disclosure provisions of SFAS No. 123:

Years ended October 31,	**2003**	2002	2001
Net loss, as reported	**$(67,414)**	$(48,840)	$(15,438)
Less: Total stock-based employee compensation expense determined under the fair value method for all awards	**(8,911)**	(8,412)	(5,398)
Pro forma net income	**$(76,325)**	$(57,252)	$(20,836)
Loss per basic and diluted common share, as reported	**$(1.71)**	$(1.25)	$(0.45)
Pro forma loss per basic and diluted common share	**$(1.94)**	$(1.46)	$(0.61)

NOTE 2 Investments

Our short and long-term investments are in U.S. Treasury securities, which are held to maturity. The following table summarizes the amortized cost basis and fair value at October 31, 2003 and 2002:

	Amortized Cost	Gross Unrealized Gains	(Losses)	Fair Value
At October 31, 2003				
U.S. Government obligations	**$112,440**	**$ 108**	**$(17)**	**$112,531**
At October 31, 2002				
U.S. Government obligations	$ 118,043	$ 396	$ (3)	$ 118,436

Reported as:

	2003	2002
Short-term investments	**$ 93,750**	$103,501
Long-term investments	**18,690**	14,542
Total	**$112,440**	$118,043

Short-term investments securities have maturity dates ranging from November 15, 2003 to July 31, 2004, and estimated yields ranging from 0.94 percent to 4.25 percent. Long-term investments securities have maturity dates ranging from November 15, 2004 to May 15, 2005, and estimated yields ranging from 1.26 percent to 5.61 percent.

NOTE 3 Inventories

The components of inventory at October 31, 2003 and October 31, 2002 consisted of the following:

	2003	2002
Raw materials	**$ 3,611**	$10,214
Work-in-process	**12,343**	3,767
Total	**$15,954**	$13,981

Our inventories are stated at the lower of recoverable cost or market price. We provide for a lower of cost or market (LCM) reserve against gross inventory values. Our LCM reserve, reducing gross inventory values to the reported amounts, was approximately $10.8 million and $7.9 million at October 31, 2003 and 2002, respectively.

NOTE 4 Accounts Receivable

Accounts receivable at October 31, 2003 and 2002 consisted of the following:

	2003	2002
U.S. Government:		
Amount billed	**$ 725**	$ 6,151
Unbilled recoverable costs	**1,594**	2,427
Retainage	**919**	679
	3,238	9,257
Commercial Customers:		
Amount billed	**878**	39
Unbilled recoverable costs	**831**	1,141
Retainage	**1**	1
	1,710	1,181
	$4,948	$10,438

Retainage represents amounts billed but not paid by customers pursuant to retainage provisions in the contracts that will be due upon completion of the contracts and acceptance by the customer and that may be collected over more than one year.

Unbilled recoverable costs represent amounts of revenue recognized on costs incurred on contracts in progress that will be billed within the next 30 days.

NOTE 5 Property, Plant and Equipment

Property, plant and equipment at October 31, 2003 and 2002 consisted of the following:

	2003	2002	Estimated Useful Life
Land	**$ 524**	$ 524	—
Building and improvements	**5,837**	4,842	10—30 years
Machinery, equipment and software	**48,225**	37,785	3—8 years
Furniture and fixtures	**2,184**	1,750	6—10 years
Construction in progress	**2,825**	8,110	
	$ 59,595	$ 53,011	
Less, accumulated depreciation and amortization	**(19,817)**	(14,301)	
Total	**$ 39,778**	$ 38,710	

Depreciation expense was $5.5 million, $3.1 million and $1.7 million for the years ended October 31, 2003, 2002 and 2001, respectively.

NOTE 6 Other Assets

The components of other current assets at October 31, 2003 and October 31, 2002 consisted of the following:

	2003	2002
Advance payments to vendors	**$ 169**	$2,902
Prepaid transaction costs (1)	**2,582**	—
R&D tax credit receivable (2)	**1,120**	—
Prepaid expenses and other	**1,269**	1,432
Total	**$5,140**	$4,334

(1) Consists of legal and professional costs accumulated related to the acquisition of Global which will be included in the purchase price accounting as of the time of acquisition. Refer to Note 16—Subsequent Events, for additional information.

(2) Current portion of state research and development tax credits receivable. The majority of this balance is expected to be collected in the first quarter of fiscal 2004.

Other long-term assets at October 31, 2003 and 2002 consisted of the following:

	2003	2002
Power Plant License (1)	**$ 820**	$1,087
R&D tax credit receivable (2)	**1,045**	—
Investment in Versa Power Systems (3)	**2,000**	500
Other	**238**	215
Total	**$4,103**	$1,802

(1) The Power Plant License is being amortized over 10 years on a straight-line basis. Accumulated amortization was $2.0 million and $1.7 million at October 31, 2003 and 2002, respectively.

(2) State research and development tax credits. The majority of this balance is expected to be collected during fiscal 2005.

(3) Equity investment in Versa Power Systems, which we account for on the cost basis of accounting. We hold an ownership interest of approximately 16 percent in this non-public entity.

NOTE 7 Accrued Liabilities

Accrued liabilities at October 31, 2003 and 2002 consisted of the following:

	2003	2002
Accrued payroll and employee benefits	**$2,842**	$3,250
Accrued contract and operating costs	**1,955**	4,263
Accrued taxes and other	**572**	302
Total	**$5,369**	$7,815

NOTE 8 Long-Term Debt

Long-term debt at October 31, 2003 and 2002 consisted of the following:

	2003	2002
Note payable	**$1,685**	$1,981
Other long-term liabilities	**122**	89
Less—current portion	**(323)**	(285)
Long-term debt, less current portion	**$1,484**	$1,785

On June 29, 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over seven years, with payments of interest only for the first six months and then repaid in monthly installments over the remaining six and one-half years with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. Our current interest rates at October 31, 2003 and October 31, 2002 were 5.9 percent and 7.6 percent, respectively.

Aggregate annual principal payments under the loan agreement for the years subsequent to October 31, 2003 are as follows;

2004	$ 323
2005	343
2006	364
2007	386
2008	269
Thereafter	—
	$1,685

NOTE 9 Shareholders' Equity

Options and Stock Purchase Plan

At October 31, 2003, 7,457,922 shares of common stock have been reserved for issuance pursuant to our stock option plans and our Section 423 Stock Purchase Plan.

Warrants

We have issued warrants enabling Caterpillar, Inc. (Caterpillar) to purchase up to 1,500,000 shares of our common stock, with exercise prices ranging from $17 to $23 per share. Of these warrants, 750,000 have expired. The outstanding warrants will be earned on a graduated scale contingent upon the first 45 MW of order commitments to purchase our products.

On June 15, 2001, we signed a strategic alliance agreement with Marubeni. On August 1, 2003, both companies agreed to extend the terms of the agreement by 18 months. As part of the original agreement, we issued 1,900,000 warrants to Marubeni. Under the extension, 760,000 of these warrants vest once Marubeni has ordered a total of 10 MW of FuelCell's products and expire if Marubeni has not done so by December 15, 2003. The remaining 1,140,000 warrants vest once Marubeni has ordered a total of 45 MW of FuelCell's products and expire if Marubeni has not done so by March 15, 2005. The warrants bear an average exercise price of $42.90.

Investments by Strategic Partners

Three of our key business partners are shareholders of FuelCell Energy: MTU, PPL and Marubeni.

NOTE 10 Segment Information and Major Customers

Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we use the "management" approach to reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. Under SFAS No. 131, there is one business segment: fuel cell power plant production and research.

Enterprise-wide Information

Enterprise-wide information provided on geographic revenues is based on the customer's ordering location. The following table presents net revenues by country:

Years ended October 31,	**2003**	2002	2001
Revenues:			
United States	**$25,060**	$36,473	$22,540
Germany	**3,935**	4,183	2,427
Japan	**4,795**	575	1,212
Total	**$33,790**	$41,231	$26,179

All of our long-lived assets are located in the United States.

Information about Major Customers

We contract with a small number of customers for the sales of our products or research and development contracts. Those customers that accounted for greater than ten percent of our total net revenues during the three years ended October 31, 2003 are as follows:

Years ended October 31,	**2003**	2002	2001
U.S. Government (1)	**52%**	81%	80%
MTU	**12%**	10%	*
Marubeni	**14%**	*	*

* Less than 10 percent of total revenues in period.

(1) Includes government agencies such as the U.S. Department of Energy and the U.S. Navy either directly or through prime contractors.

NOTE 11 Employee Benefit Plans

Employee Savings Plans

The Capital Accumulation Plan (the "Plan") for employees of FuelCell Energy, Inc. was established by us on January 19, 1987 and was last amended in June 2003. A three-member committee administers the Plan. The Plan is a 401(k) plan covering our full time employees who have completed one year of service and provides for tax-deferred salary deductions for eligible employees. Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide matching contributions equal to

50 percent of the employee's deferred compensation, up to a maximum of 6 percent of the employee's annual compensation. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive a Company match. Company contributions begin vesting after one year and are fully vested after five years. Under the Plan, there is no option available to the employee to receive or purchase our common stock. We charged $1.1 million, $0.6 million and $0.4 million under this Plan to expense during the years ended October 31, 2003, 2002 and 2001, respectively.

The FuelCell Energy, Inc. Money Purchase Plan, a defined contribution plan, was established by us on May 10, 1976 and was terminated and merged into the Capital Accumulation Plan effective February 1, 2003. All participant balances were transferred to the Capital Accumulation Plan. The Money Purchase Plan covered our full-time employees who completed one year of service. We contributed $0.2 million, $0.5 million and $0.3 million under this plan which was charged to expense during the years ended October 31, 2003, 2002 and 2001, respectively.

Stock Option Plans

The Board has adopted 1988 and 1998 Stock Option Plans (collectively, the Plans). Under the terms of the Plans, options to purchase up to 10,206,000 shares of common stock may be granted to our officers, key employees and directors. Pursuant to the Plans, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to our officers and key employees and may grant nonqualified options and stock appreciation rights to our directors. Stock options and stock appreciation rights have restrictions as to transferability. The option exercise price shall be fixed by the Board but in the case of incentive stock options, shall not be less than 100 percent of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that have been granted are generally exercisable commencing one year after grant at the rate of 25 percent of such shares in each succeeding year. There were no stock appreciation rights outstanding at October 31, 2003 and 2002. Costs for fixed awards with pro-rata vesting are recognized on a straight-line basis.

The following table summarizes the Plans' activity for the years ended October 31, 2003, 2002 and 2001:

	Number of shares	Weighted average option price
Outstanding at October 31, 2000	3,694,934	$ 6.04
Granted	869,250	$ 23.83
Exercised	(354,382)	$ 3.14
Cancelled	(53,000)	$ 37.23
Outstanding at October 31, 2001	4,156,802	$ 9.62
Granted	1,283,250	$ 12.70
Exercised	(213,716)	$ 1.55
Cancelled	(92,750)	$ 17.94
Outstanding at October 31, 2002	5,133,586	$ 10.57
Granted	**655,000**	**$ 6.00**
Exercised	**(165,068)**	**$ 4.86**
Cancelled	**(289,252)**	**$15.69**
Outstanding at October 31, 2003	**5,334,266**	**$ 9.94**

The following table summarizes information about stock options outstanding and exercisable at October 31, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Numbers outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0.28 — $ 5.10	1,986,148	4.1	$ 1.67	1,981,148	$ 1.67
$ 5.10 — $ 9.92	958,750	8.4	$ 6.24	194,750	$ 6.86
$ 9.92 — $14.74	1,020,750	8.0	$13.47	345,500	$13.60
$14.74 — $19.56	741,118	7.2	$17.38	475,805	$17.74
$19.56 — $24.39	309,500	7.4	$23.05	159,000	$23.07
$24.39 — $29.21	33,000	6.4	$25.98	18,500	$26.23
$29.21 — $34.03	221,000	7.1	$29.91	110,500	$29.91
$34.03 — $43.67	60,000	6.9	$38.00	45,000	$38.00
$43.67 — $48.49	4,000	7.0	$45.97	3,000	$45.97
	5,334,266	6.4	$ 9.94	3,333,203	$ 8.13

Employee Stock Purchase Plan

Our shareholders adopted a Section 423 Stock Purchase Plan (the "ESPP") on April 30, 1993, which has been amended from time to time by the Board. The total shares allocated to the ESPP are 900,000. Under the ESPP, our eligible employees have the right to subscribe to purchase shares of common stock at the lesser of 85 percent of the high and low market prices on the first day of the purchase period or the last day of the purchase period. As of October 31, 2003, there were 465,844 shares of Common Stock reserved for issuance under the ESPP. These shares may be adjusted for any future stock splits. As of October 31, 2003, we had 96 employees enrolled and participating in the ESPP.

Plan activity for the years ended October 31, 2003, 2002 and 2001, was as follows:

	Number of Shares
Balance at October 31, 2000	532,202
Issued @ $ 8.57	(12,904)
Issued @ $29.28	(3,510)
Balance at October 31, 2001	515,788
Issued @ $13.29	(6,338)
Issued @ $13.47	(9,986)
Balance at October 31, 2002	499,464
Issued @ $4.905	**(13,855)**
Issued @ $5.20	**(19,765)**
Balance at October 31, 2003	**465,844**

SFAS No. 123 Assumptions and Fair Value

We have provided pro forma disclosures in Note 1 of these Notes to the Financial Statements of the effect on net loss and loss per share as if the fair value method of accounting for stock compensation had been used for our employee stock option grants and employee stock purchase plan purchases. These pro forma effects have been estimated at the date of grant and beginning of the period, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Employee Stock Options:			
Expected life (in years)	**8.2**	7.5	7.5
Risk-free interest rate	**4.13%**	4.25%	6.30%
Volatility	**66.8%**	87.6%	75.5%
Dividend yield	**0%**	0%	0%
Employee Stock Purchase Plan Shares:			
Expected life (in years)	**.5**	.5	.5
Risk-free interest rate	**1.26%**	2.93%	6.29%
Volatility	**69.0%**	89.2%	69.8%
Dividend yield	**0%**	0%	0%

The following is a summary of weighted average grant date option values generated by application of the Black-Scholes model:

	2003	2002	2001
Employee Stock Option Plan	**$4.20**	$10.24	$17.75
Employee Stock Purchase Plan	**$1.68**	$ 8.41	$ 9.16

NOTE 12 Income Taxes

The components of Federal income tax expense (benefit) were as follows for the years ended October 31, 2003, 2002 and 2001:

	2003	2002	2001
Current:			
Federal	**$—**	$(284)	$—
Foreign	**—**	—	—
	—	(284)	—
Deferred:			
Federal	**—**	291	—
Foreign	**—**	—	—
	—	291	—
Total income tax expense	**$—**	$ 7	$—

State income tax expense (income), which is included in administrative and selling expenses, was $0.3 million, $(0.1) million and $(0.2) million for the years ended October 31, 2003, 2002 and 2001, respectively.

The reconciliation of the Federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Statutory Federal income tax rate	**(34.0)%**	(34.0)%	(34.0)%
Nondeductible expenditures	**—**	—	—
Other, net	**—**	—	—
Valuation Allowance	**34.0%**	34.0%	34.0%
Effective income tax rate	**0.0%**	0.0%	0.0%

Our Federal and State deferred tax assets and liabilities consisted of the following at October 31, 2003, 2002, and 2001:

	2003	2002	2001
Deferred tax assets:			
Compensation and benefit accruals	**$ 895**	$ 348	$ 767
Bad debt and other reserves	**371**	361	300
Capital loss and tax credit carryforwards	**102**	140	319
Net operating loss	**50,926**	26,328	8,842
Inventory reserve	**4,202**	3,069	28
Other	**—**	—	78
Gross deferred tax assets	**56,496**	30,246	10,334
Valuation allowance	**(54,010)**	(28,811)	(9,452)
Deferred tax assets after valuation allowance	**2,486**	1,435	882
Deferred tax liability:			
Accumulated depreciation	**(2,486)**	(1,435)	(591)
Gross deferred tax liability	**(2,486)**	(1,435)	(591)
Net deferred tax assets (State and Federal)	**$ —**	$ —	$ 291

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $2.0 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2003, we had available, for Federal and State income tax purposes, net operating loss carryforwards of approximately $132.9 million and $115.1 million, respectively. The Federal net operating loss carryforwards expire in varying amounts from 2019 through 2023 while State net operating loss carryforwards expire in varying amounts from 2004 through 2023.

NOTE 13 Earnings Per Share

Basic and diluted earnings per share are calculated using the following data:

	2003	2002	2001
Weighted average basic common shares	**39,342,345**	39,135,256	34,359,320
Effect of dilutive securities (1)	**—**	—	—
Weighted average basic common shares adjusted for diluted calculations	**39,342,345**	39,135,256	34,359,320

(1) We computed earnings per share without consideration to potentially dilutive instruments due to the fact that losses incurred would make them antidilutive. For the three years ended October 31, 2003, 2002 and 2001, the shares of potentially dilutive (in-the-money) stock options were 4,063,398, 2,078,818 and 2,878,184, respectively. We also have issued warrants, which vest and expire over time. These warrants, if dilutive, would be excluded from the calculation of EPS since their vesting is contingent upon certain future performance requirements that are not yet probable.

NOTE 14 Commitments and Contingencies

Lease agreements

We lease certain computer and office equipment, the Torrington, CT manufacturing facility, additional manufacturing space in Danbury, CT, and office space in Pasadena, CA, under operating leases expiring on various dates through 2011. Rent expense was $1.2 million, $1.0 million and $0.8 million for the fiscal years ended October 31, 2003, 2002 and 2001, respectively. Aggregate minimum annual payments under the lease agreements for the years subsequent to October 31, 2003 are as follows:

2004	$ 709
2005	462
2006	502
2007	512
2008	512
Thereafter	1,025
	$3,722

Service and warranty agreements

Once a fuel cell is installed at a customer site, certain customers have agreed to extended service agreements whereby they will contract with us to provide routine maintenance, minimum operating levels and warranty on certain parts. Service and warranty costs are expensed as incurred.

Royalty agreements

We have royalty agreements with MTU, the Santa Clara Demonstration Project Group, Electric Power Research Institute and the Los Angeles Department of Water and Power pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells. Through October 31, 2003, we have not paid any royalties. In connection with certain contracts and grants from the DOE, we have agreed to pay the DOE 10 percent of the annual license income received from MTU, up to $0.5 million in total. Through 2003, we have paid the DOE a total of $0.3 million.

Legal proceedings

We are not currently a party to any legal proceedings that, either individually or taken as a whole, could materially harm our business, prospects, results of operations or financial condition.

NOTE 15 Quarterly Information (Unaudited)

The following tables contain selected unaudited statement of operations data for each quarter of fiscal years 2003 and 2002. We believe that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2003:					
Revenues	**$ 10,293**	**$ 8,900**	**$ 7,276**	**$ 7,321**	**$ 33,790**
Operating loss	**$(16,976)**	**$(22,899)**	**$(15,893)**	**$(17,800)**	**$(73,568)**
Net loss	**$(16,026)**	**$(20,988)**	**$(15,020)**	**$(15,380)**	**$(67,414)**
Loss per basic and diluted common share	**$(0.41)**	**$(0.53)**	**$(0.38)**	**$(0.39)**	**$(1.71)**
Year ended October 31, 2002:					
Revenues	$ 7,001	$ 8,565	$ 11,962	$ 13,703	$ 41,231
Operating loss	$ (7,593)	$ (10,082)	$ (14,391)	$ (21,753)	$ (53,819)
Net loss	$ (6,027)	$ (8,877)	$ (13,190)	$ (20,746)	$ (48,840)
Loss per basic and diluted common share	$(0.15)	$(0.23)	$(0.34)	$(0.53)	$(1.25)

NOTE 16 Subsequent Events

Acquisition of Global Thermoelectric, Inc.

On November 3, 2003, we completed our acquisition of Global located in Calgary, Canada. Global is a leading developer of SOFC technology. As consideration in this acquisition, we issued approximately 8.2 million shares of common stock (or equivalents) valued at approximately $80.8 million. We also assumed the Global stock option plan valued at approximately $1.0 million, preferred shares valued at approximately $9.1 million, and incurred transaction costs of approximately $2.8 million. Total consideration is calculated at approximately $93.7 million.

The following table summarizes our initial assessment of the fair value of the assets acquired and liabilities assumed at the date of acquisition. We are in the process of our purchase price allocation and are performing valuations of certain intangible assets, including any potential purchased in-process research and development; thus, the allocation of the purchase price is subject to adjustment in subsequent periods.

Cash and investments	$ 55,781
Property and equipment	12,717
Accounts receivable, inventory and other assets	6,385
Accounts payable and accrued liabilities	(7,832)
Long-term debt and other liabilities	(774)
Goodwill and other purchased intangible assets	27,438
Investment in Global	$ 93,715

Distribution Agreement with Enbridge

On November 4, 2003, we signed a distribution agreement with Enbridge. The agreement with Enbridge introduces FuelCell's products to Enbridge's portfolio of energy services in Canada. As part of the agreement, Enbridge has received warrants to purchase 500,000 shares of FuelCell Energy common stock. The agreement calls for the warrants to be exercisable on a graduated scale based on order flow generated by Enbridge. The full quantity of warrants will vest with order commitments for 20 megawatts of DFC power plants. The exercise prices of the warrants range from $14.65 to $19.04 per share and the warrants will expire in November 2006 if not sooner exercised.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
FuelCell Energy, Inc.

We have audited the accompanying balance sheets of FuelCell Energy, Inc., as of October 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. at October 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Hartford, Connecticut
December 12, 2003

Officers and Directors

OFFICERS

Jerry D. Leitman
President,
Chief Executive Officer

Christopher R. Bentley
Executive Vice President,
Chief Operating Officer

R. Daniel Brdar
Vice President of
Product Development

Joseph G. Mahler
Senior Vice President,
Chief Financial Officer,
Secretary, Treasurer

Dr. Hansraj C. Maru
Executive Vice President,
Chief Technology Officer

Herbert T. Nock
Senior Vice President,
Marketing and Sales

DIRECTORS

Jerry D. Leitman (1997) ✦
Chairman, President and
Chief Executive Officer,
FuelCell Energy, Inc.

Warren D. Bagatelle (1988) ✦ ✳
Managing Director,
Loeb Partners Corporation

Christopher R. Bentley (1993)
Executive Vice President and
Chief Operating Officer,
FuelCell Energy, Inc.

Michael Bode (1993)
Chief Executive Officer,
MTU CFC Solutions GmbH,
an affiliate of DaimlerChrysler

Thomas R. Casten (2000) •
Chairman and
Chief Executive Officer,
Private Power LLC

James D. Gerson (1992) ✦ ✳
Private Investor

Thomas L. Kempner (1988) ✦+
Chairman and
Chief Executive Officer,
Loeb Partners Corporation

William A. Lawson (1988) ✦•+
President,
W.A. Lawson Associates

Dr. Hansraj C. Maru (1992)
Executive Vice President and
Chief Technology Officer,
FuelCell Energy, Inc.

Charles J. Murphy (2002) ✳
Senior Advisor,
Credit Suisse First Boston

George K. Petty (2003)
Private Business Consultant,
Telecommunications Industry

John A. Rolls (2000) ✦•+
President and
Chief Executive Officer,
Thermion Systems International

✦ Executive Committee
✳ Audit Committee
• Compensation Committee
+ Nominating Committee

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2003, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission.

The sub-megawatt fuel cell power plant is a collaborative effort utilizing the Direct FuelCell® technology of FuelCell Energy, Inc. and the Hot Module® balance of plant design of MTU CFC Solutions GmbH, a subsidiary of DaimlerChrysler.

SHAREHOLDER INFORMATION

Corporate Offices

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203-825-6000

Global Thermoelectric, Inc.
4908–52nd Street SE
Calgary, Alberta
Canada T2B 3R2

Form 10-K

A copy of the Form-10K, which is filed with the Securities and Exchange Commission (SEC), can be accessed on our website at www.fuelcellenergy.com or write to:

Shareholder Relations
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Registrar and Transfer Agent

Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:

COMMON STOCK
Continental Stock Transfer &
Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Shareholder Relations: 212-509-4000
www.continentalstock.com

EXCHANGEABLE SHARES
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Shareholder Relations: 800-564-6253
Email: service@computershare.com
www.computershare.com

Auditors
KPMG LLP

Legal Counsel
Robinson & Cole LLP

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, March 30, 2004, at 10:00 a.m. at The Sheraton Danbury Hotel, 18 Old Ridgebury Road, Danbury, CT.

Common Stock Listing
Nasdaq National Market
Symbol: FCEL

Company Contacts

For additional information about FuelCell Energy our website can be accessed at www.fuelcellenergy.com or contact:

Investor Relations & Communications
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Corporate Website
www.fuelcellenergy.com

Common Stock Price Information

Our Company's Common Stock trades on the Nasdaq National Market under the symbol "FCEL." The following table sets forth the range of high and low sales prices, as reported by the Nasdaq National Market.

Common Stock	High	Low
Year Ended October 31, 2003		
First Quarter	**$ 9.41**	**$ 5.25**
Second Quarter	**6.45**	**5.00**
Third Quarter	**10.06**	**6.04**
Fourth Quarter	**15.80**	**6.76**
Year Ended October 31, 2002		
First Quarter	$ 22.80	$13.23
Second Quarter	18.65	15.02
Third Quarter	17.24	6.10
Fourth Quarter	8.24	4.54

Exchangeable Share Information

Since November 5, 2003, the exchangeable shares of FCE Canada, Inc., a wholly owned Canadian subsidiary of FuelCell Energy, have been traded on the Toronto Stock Exchange under the symbols "FXC" and "FXC.U." These shares are structured to be the economic equivalent of shares of FuelCell Energy.

Dividend Policy

No cash dividends have been declared or paid by the Company since its inception. It is the current policy of the Company to retain future earnings for business expansion.

HEADQUARTERS
3 Great Pasture Road
Danbury, CT 06813-1305
www.fuelcellenergy.com
203.825.6000

FuelCell Energy

SALES OFFICES

FuelCell Energy, Inc.

EASTERN REGION
Frank Wolak
fwolak@fce.com

WESTERN REGION
Stephen Torres
storres@fce.com

WASHINGTON, D.C.
David S. Fedor
dfedor@fce.com

CANADA
Brian Borglum
bborglum@fce.com

DISTRIBUTION PARTNERS

Alliance Power, Inc.

James Michael
jim-michael@alliancepower.com

Caterpillar Inc.

David P. Stanesa
stanesa_david_p@cat.com

Chevron Energy Solutions

Robert Redlinger
rredlinger@chevrontexaco.com

Enbridge Inc.

David Teichroeb
david.teichroeb@enbridge.com

Marubeni Corporation

U.S. CONTACT
Marc G. Aube
aube-m@marubeni.com

ASIA CONTACT
Takeo Nakata
nakata-t@jp.marubeni.com

MTU CFC Solution GmbH

Torsten Bardewyck
torsten.bardewyck@mtu-cfc.com

PPL Energy Plus

Steve Gabrielle
sagabrielle@pplweb.com